Partners (admitted in Hong Kong)

Justin M. Dolling(4)
David Patrick Eich(1),(3),(4)
Douglas S. Murning(4)	26th Floor, Gloucester Tower
Nicholas A. Norris(4)	The Landmark
John A. Otoshi(2)	15 Queen’s Road Central
Jesse D. Sheley(1)	Hong Kong	David Zhang
Dominic W.L. Tsun(2),(4)	Telephone: +852 3761 3300	To Call Writer Directly:
Li Chien Wong	Facsimile: +852 3761 3301	+852 3761 3318
Ashley Young(4)	www.kirkland.com	david.zhang@kirkland.com
David Yun(4),(5)

Registered Foreign Lawyers

Pierre-Luc Arsenault(2)
Christopher Braunack(4)
Albert S. Cho(2)
Benjamin Su(2)
David Zhang(2)	August 7, 2012
Fan Zhang(1)

CONFIDENTIAL

Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Draft Registration Statement

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Mobile Games and Entertainment Group Limited
Confidential Submission of Amendment No. 6 to Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On behalf of our client, China Mobile Games and Entertainment Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we enclose one copy of the Company’s Amendment No. 6 (“Amendment No. 6”) to the draft Registration Statement on Form F-1 (the “Registration Statement”). Amendment No. 6 has been marked to show changes to the Registration Statement confidentially submitted to the Commission on July 12, 2012.

The Company is submitting Amendment No. 6 and this response letter on a confidential basis in accordance with the Jumpstart Our Business Startups Act (the “Act”) and confirms that (i) it is an “Emerging Growth Company,” as defined in the Act, (ii) it has not sold its common stock in an initial public offering pursuant to an effective Securities Act of 1933 registration statement prior to December 8, 2011, and (iii) the Company will publicly file the initial confidential submission and all amendments thereto as exhibits to the first

(1) Admitted in the State of Illinois (U.S.A.)

(2) Admitted in the State of New York (U.S.A.)

(3) Admitted in the State of Wisconsin (U.S.A.)

(4) Admitted in England and Wales

(5) Admitted in New South Wales (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

registration statement filed with the Commission via EDGAR no later than 21 days prior to the date the Company first conducts a road show for its proposed initial public offering.

Set forth below are the Company’s responses to the comments contained in the letter dated August 2, 2012 from the staff of the Commission. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the staff’s letter. For ease of reference, we have set forth the staff’s comments and the Company’s response for each item below.  In addition, the Company has updated the Registration Statement to reflect the latest developments.

The Company plans to publicly file the Registration Statement on August 13, 2012 to begin the 21-day period and to make the distribution in the first week of September.  Given the timing of the planned public filing and distribution, we wish to thank you and other members of the staff for your prompt response to the Company’s request for comments.

Prospectus Summary

Our Corporate structure, page 6

1.                                      Please revise the diagrams on pages 7 and 127 to show your corporate structure following the distribution.

In response to the staff’s comment, the Company has added disclosure on pages 8 and 131.

The Distribution

Reasons for the Distribution, page 51

2.                                     Since VODone will continue to be your controlling shareholder after the distribution, it is unclear why you believe the distribution will allow the management of both companies to focus solely on their own respective businesses. Please advise.

In response to the staff’s comment, the Company has revised its disclosure on page 54.

3.                                      Please disclose the alternatives to the distribution considered by VODone’s board of directors, such as an initial public offering of CMGE’s shares, and why the board elected the distribution rather than any of the alternatives. Also, briefly describe the potential negative factors of the distribution, if any, for VODone and CMGE.

In response to the staff’s comment, the Company has revised its disclosure on page 54.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Smartphone Games, page 78

4.                                      We note your response to prior comment 4. Please disclose the potential adverse effects that China Mobile’s efforts decreased banner and pop-up ads encountered by its users may have on your revenue in future periods.

In response to the staff’s comment, the Company has revised its disclosure on page 83.

5.                                      We note that you revised your disclosures in response to our prior comment 6 so that you now refer to total subscriptions and average revenue per subscription for your single-player smartphone games. Please further revise footnote 2 on page 80 to clarify that a single user may be counted more than once if, for example, he or she were to purchase several subscriptions or downloads or a combination of both in a given period. Similar revisions should be made to footnote 4 on page 15.

In response to the staff’s comment, the Company has revised its disclosure on pages 16, 65 and 83.

6.                                      We note your revised disclosure on page 80; however, it is still unclear how China Mobile’s collection efforts impacted your average revenue per subscription for the single-player smartphone games. In this regard, we note that you recognize single-player smartphone games revenue when goods are delivered based on download of games by mobile phone users or at the end of the subscription period. Under that policy it does not appear as if receipt of payment through China Mobile would impact the amount of revenue recognized unless you have determined that collectability is not reasonably assured. Please further explain how the increase or decrease in non-payment by phone users impacts your revenue and average revenue per subscription for your single-player smartphone games. In addition, tell us why user nonpayment impacted only your smartphone single-player games revenue and not your other revenue streams (i.e. feature phone single-player games and mobile social games and smartphone mobile social games).

The Company respectfully submits that, as disclosed on page 92, the calculation of revenue for smartphone single-player games includes two parts. The first part of the calculation of the revenue is the amount of proceeds the Company estimates it will receive based on (i) information generated from the Company’s internal system on the number of subscription or single-player games downloaded each month, (ii) the profit sharing arrangements with the mobile network operators, and (iii) historical non-payment amounts. This revenue is recognized when the goods are delivered. The second part of the calculation of revenue is the difference between previously recognized revenue (based on previous estimates in the first part above) and the actual amount confirmed by the mobile network operators. This portion is recognized when billing confirmations are received by the Company from the mobile network operators, which is typically within 30 days after the end of each month. The key factor contributing to the difference between estimated and confirmed collection amounts is the increase or decrease in non-payment by users. As the key factor in this second part of the calculation of revenues, these changes directly impact revenue and average revenue per subscription for the Company’s single-player smartphone games. However, historically these adjustments have been insignificant, as discussed in our critical accounting policy discussion of revenue recognition on page 92 and in the footnotes to our consolidated financial statements on page F-28.

The Company further submits that China Mobile’s enhanced collection efforts did not materially impact smartphone mobile social games because revenue from smartphone mobile social games are not collected only from mobile network operators, such as China Mobile, but also from third-party payment platforms as well. There were also other factors, such as the rolling and phasing out of new games, which had a proportionately larger impact on smartphone mobile social games revenues than China Mobile’s enhanced collection efforts.

For feature phone games, the Company does not collect revenues directly from mobile network operators, such as China Mobile, but from mobile phone service providers, who contract with mobile network operators. Thus, the impact and risk of any increase or decrease in non-payment by users is shared with the mobile phone service providers.

As the adjustments relating to collection efforts have historically been insignificant, the Company respectfully submits that the risks associated with these different collection arrangements disclosed in the risk factor beginning on page 18, titled “We depend on mobile network operators and mobile service providers for the collection of a significant portion of our revenues, any loss or deterioration of our relationship with mobile service providers or mobile network operators, or the inaccuracy of the billing and collection systems of mobile network operators and mobile service providers may result in the loss of revenues and have material adverse effect on our cash flows” are sufficient.

Critical Accounting Policies

Share-Based Compensation, page 91

7.                                      We note you added disclosure on page 99 in response to our prior comment 8. Considering you are no longer selling shares in this prospectus and there will not be an initial public offering price, please remove this disclosure as it is no longer relevant.

In response to the staff’s comment, the Company has removed the relevant language from page 102.

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

VIE Arrangement. page F-9

8.                                      We note your response to prior comments 10 and 11 and we have the following additional comments:

•                  Please name the “other relevant authorities” that may be required to approve 3GUU’s transfer of financial support to Yingzheng and describe any limitations imposed by such authorities;

•                  Describe further the “approved purposes” for which the proceeds obtained by Yinghzeng under 3GUU’s financial support may be used;

•                  Please clarify whether SAFE approval is required in order for 3GUU to provide financial support to Yingzheng and if so, please describe such requirements and the limitations imposed by SAFE, if any;

•                  You cite 3GUU’s ability to provide a loan guarantee as an example of providing financial support to Yingzheng. Please explain further your reference to SAFE quotas as it relates to such guarantees;

•                  Clarify whether 3GUU has other means of providing financial support to Yinghzheng, aside from loan guarantees, and if so, describe such means and any limitations imposed by PRC regulations;

•                  Provide an analysis as to the total balance of debt that Yingzheng can incur within the guidelines of Circular 74, including debts owed to foreign guarantors, so as not to exceed the difference between the total investment and the registered capital of the domestic entity;

•                  Tell us whether any arrangements exist for Yingzheng to reimburse 3GUU for employee salaries and if so, tell us how you considered these arrangements (or any other similar type arrangements) in your analysis regarding the limitations on foreign debt by a domestic entity;

•                  Provide the specific PRC rules, regulations and laws that impact the transfer of funds between an off-shore entity (e.g. 3GUU) and a domestic PRC company (e.g. Yingzheng). Explain further how such regulations impact your current corporate structure and your ability to provide financial support to your VIE and tell us how you considered such rules and regulations in concluding that 3GUU can provide financial support more efficiently than Yitongtianxia; and

•                  Revise your disclosures, as necessary, to address the issues noted herein.

In response to the first bullet point, the Company respectfully submits that under the supplementary agreement between 3GUU BVI and Yingzheng dated December 16, 2011, 3GUU BVI is obligated to provide Yingzheng with continuing financial support to meet the capital demands of Yingzheng for its business operations. The agreement does not provide details of the specific mechanism or arrangement through which 3GUU BVI will make financial support available to Yingzheng. In the event that Yingzheng requires financial support from 3GUU BVI, the parties will determine the appropriate mechanism or arrangement for providing the financial support, considering, among other things, PRC laws on foreign exchange control and foreign investments, as well as the financial status of the companies at the time. The relevant authorities that may be required to approve 3GUU BVI’s provision of financial support to Yingzheng, and limitations that may be imposed by such authorities, will depend on the specific mechanism or arrangement to be adopted by 3GUU BVI and Yingzheng. For example, if 3GUU BVI were to provide a guarantee to secure an RMB loan borrowed by Yingzheng from a PRC bank, Yingzheng would be required to obtain a quota from SAFE, which represents the maximum loan amount that Yinzheng can obtain using the guarantee from 3GUU BVI, and the approval of the guaranteed loan. The guaranteed loan will also be subject to the general regulation of the People’s Bank of China (“PBOC”) and China Banking Regulatory Commission (“CBRC”), major regulators of the financial markets in the PRC.

In response to the second bullet point, the Company respectfully submits that the use of the proceeds obtained by Yingzheng under 3GUU BVI’s financial support will depend on the specific mechanism or arrangement adopted by 3GUU BVI and Yingzheng for providing financial support. For example, a RMB loan borrowed by Yingzheng with the above mentioned guarantee by 3GUU BVI may generally be used to fund working capital, as specified in the loan agreement.

In response to the third bullet point, the Company respectfully submits that Yingzheng, as a domestic PRC company, is required to apply for approval from SAFE for 3GUU BVI’s provision of the guarantee. There is no clear rule or interpretation officially published by SAFE detailing the procedures and requirements for applying for such approval from SAFE. Based on publicly available information, Guangdong Province, where Yingzheng is located, has launched a pilot program as permitted by SAFE for the provision of guarantees to domestic PRC companies by offshore entities. Under the pilot system, a domestic PRC company should first apply for a quota for the offshore guarantee. Once the quota is granted, the domestic PRC company may enter into the loan agreement with the bank. The bank should then register the loan and the guarantee with SAFE as part of the bank’s regular SAFE reporting process. A further SAFE approval will be required for the enforcement of the guarantee upon the occurrence of an event of default.

In response to the fourth bullet point, the Company respectfully submits that, as mentioned in its response to the third bullet point above, as a domestic PRC company, Yingzheng is required to apply for a quota for a guarantee provided by 3GUU BVI in respect of a loan from a PRC bank. Based on publicly available information regarding the pilot program of Guangdong Province, the quota represents the maximum amount that the domestic PRC company is permitted to borrow from the bank under the permitted guarantee arrangement. In other words, the amount of the loan specified in the loan agreement between the domestic PRC company and the bank shall not exceed the quota.

In response to the fifth bullet point, the Company respectfully submits that, under the current PRC laws and policies regarding foreign direct investment and foreign debt, 3GUU BVI may provide direct financial support to Yingzheng only through certain means.  However, the PRC government has stated its intent to expand the use of the RMB in cross-border transactions and to gradually increase capital account convertibility. SAFE has attempted to facilitate cross-border investments and lending by simplifying foreign exchange procedures and implementing pilot schemes to permit more types of capital account transactions, including loans from offshore entities to PRC companies. PBOC has also made efforts to promote the internationalization of the RMB, including allowing certain regions to proactively explore initiatives to expand cross-border RMB transactions through Hong Kong and developing an offshore RMB loan market in Hong Kong. In view of these trends, the Company believes that 3GUU BVI will be able to benefit from the government’s intent to increase convertibility of capital accounts, and will have more means of providing financial support to Yingzheng as favorable policies are introduced by the PRC government.

In response to the sixth bullet point, the Company respectfully submits that Yingzheng is a domestic PRC enterprise without foreign equity investment. The concept of “total investment” does not apply to a domestic PRC company such as Yingzheng. Therefore, the restriction set by the “balance between the total investment and the registered capital” under Circular 74 does not apply to Yingzheng as a domestic PRC company.

In response to the seventh bullet point, the Company respectfully submits that no arrangement exists between Yingzheng and 3GUU BVI for Yingzheng to reimburse 3GUU BVI for employee salaries.

In response to the eighth bullet point, the Company respectfully submits that the major PRC laws and regulations that impact the transfer of funds between an offshore entity (such as 3GUU BVI) and a domestic PRC company (such as Yingzheng) include:

1.               The Guidance Catalogue for Foreign Investment Industries (revised in 2011), according to which Yingzheng is engaged in a sector where equity investment by a foreign investors is prohibited. Therefore, 3GUU BVI is unable to provide financial support to Yingzheng by way of equity investment.

2.               The Interim Measures on Administration of Foreign Debts, which stipulate that (a) a domestic PRC company’s borrowing of a mid- or long-term loan from an offshore entity is subject to the approval of the National Development and Reform Commission (“NDRC”), and (b) a domestic PRC company’s borrowing of a short-term loan from an offshore entity is subject to a balance restriction, as determined by SAFE. In the absence of detailed rules regarding NDRC approval and SAFE’s determination of the balance that is applicable to Yingzheng, 3GUU BVI is unable to provide a direct loan to Yingzheng.

3.               The Circular on Issues of Improving Foreign Debts Administration issued by SAFE in 2005 (“Circular 74”) which stipulates that without the approval of SAFE a domestic PRC company shall not accept a guarantee or other forms of security from an offshore entity for the purpose of securing a loan borrowed from a PRC bank. Pursuant to the Circular, 3GUU BVI’s provision of the above-mentioned guarantee to Yingzheng is subject to the approval of SAFE.

Based on the above laws and regulations, 3GUU BVI may not have many means for providing direct financial support to Yingzheng and such financial support is subject to the approval of SAFE. On the other hand, Yitongtianxia’s ability to provide financial support is restricted by Circular 142 and Circular 45. By comparison of the various restrictions on 3GUU BVI, and Yitongtianxia’s ability to provide financial support to Yingzheng, and considering the potential increased options that 3GUU BVI may have as a result of the gradual increase in capital account convertibility, the

Company believes that 3GUU BVI may provide the financial support more efficiently than Yitongtianxia.

The Company further submits that other companies listed in the United States, such as Lentuo International Inc. and 21Vianet Group, Inc. (based on the F-page disclosure in their IPO prospectuses), also have a structure that allows a non-PRC entity to provide financial support to the VIE through contractual arrangements, making such non-PRC entity the primary beneficiary of the VIE.

In response to the ninth bullet point, the Company has revised its disclosure on page 39.

9.                                      We note your risk factor discussion at the top of page 38, which appears to address the limitations imposed by PRC regulations with regards to loans to, and direct investments in, foreign-invested PRC operating subsidiaries. Tell us whether there are any limitations imposed as it relates to loans to, and direct investments in, your domestic PRC entities (e.g. Yinghzeng) by your offshore holdco (e.g. 3GUU). If so, please explain further such regulations and limitations and revise your disclosures accordingly.

The Company respectfully submits that, as mentioned in response to comment 8 above, there are limitations imposed by PRC laws and regulations on loans to and direct investments in Yingzheng, a domestic PRC subsidiary, by 3GUU BVI, the Company’s offshore holding company. In response to the staff’s comment, the Company has revised its disclosure on page 39.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Feature Phone Games. page F-24

10.                               We note your response to prior comment 1 where you describe how players can purchase the right to play the remaining “stages” for certain feature phone single-player games. Please explain further why you believe it is appropriate to recognize revenue related to these additional stages when purchased. In this regard, we note that players have continued access to these stages even after exiting the game and as such, it appears that this in-game premium feature is not immediately consumed.

The Company respectfully submits that for the free-for-trial basis, feature phone single-player games that are offered in “stages,” a user is given a certain number of trial stages in which he or she can play the game for free.  When the trial stages are completed, he or she can purchase the right to play the remaining stages of the game as an in-game premium feature.  Upon purchase, the remaining stages of the game will be unlocked and the mobile phone player can gain access to all stages repeatedly without additional charges, even if he or she exits the game. Once the remaining stages are unlocked upon purchase, this in-game premium feature is deemed to be immediately consumed as no refund or return will be provided to the mobile game player. Although the mobile game players have continuous access to these stages even after exiting the game, the Company does not have any further obligation to maintain the game after the remaining stages are unlocked. For revenue recognition purposes, the unlocking of stages is similar to the selling of a new game to a mobile game player in that the mobile phone player may have continuous access to a game after purchase but the Company has already delivered the game and fulfilled all of its obligations to the customer. As a result, the Company concludes that the in-game premium feature of purchasing the right to play the remaining stages for feature phone single-player games was immediately consumed once it was sold to the mobile phone player and it is appropriate to recognize revenue related to these additional stages when purchased.

11.                               We note from your response to prior comment 2 that the company became aware of the changes to the profit sharing agreements between the mobile network operators and mobile service providers during the fourth quarter of fiscal 2011. Please tell us the exact date that you were notified of the change to such agreements and tell us the effective date of such change. To the extent that this change was effective for periods prior to the first quarter of fiscal 2012, explain further how you were reasonably able to estimate revenues for such periods and tell us the impact of any adjustments made to prior period revenues once you were notified of such change.

The Company respectfully submits that it was notified by the mobile service provider of the specific changes in the profit sharing agreements between the mobile network operators and mobile service provider in the middle of October 2011 when the Company was negotiating the renewal of contracts with the mobile service provider.  The changes of such agreements were effective prospectively from November 1, 2011 and did not impact periods prior to November 1, 2011. As the Company has information generated from its internal system on the number of in-game premium features sold each month, the Company was able to reasonably estimate the amount of collectable net proceeds from the mobile service provider based on the new profit sharing ratio between the mobile network operators and mobile service provider starting from November 1, 2011. In addition, since the changes in the profit sharing agreements became effective prospectively after the Company was notified by the mobile service provider, the Company has estimated its revenues based on the updated profit sharing ratio between the mobile network operators and the mobile service provider without any adjustment made to prior period revenues.

Note 15. Income Taxes, page F-49

12.                               We note from your response to prior comment 13 that certain of the company’s PRC entities did not meet the specified criteria in any of the periods presented to apply for, or adopt, the deemed profits methodology. Based on the disclosures on page 42, it appears that only three of your subsidiaries pay enterprise income taxes based on a deemed profit calculation. Please explain further, for us, the criteria that must be met in order for a PRC entity to apply to use the deemed profit calculation and tell us whether your other PRC subsidiaries are working towards meeting these criteria.

The Company respectfully submits that the criteria for a PRC entity to qualify for the deemed profits methodology were stipulated by Circular Shengguoshuihan [2007] No.223 issued by Shenzhen State Tax Bureau and Circular Guo Shui Fa [2008] No.30: Procedures for Verification and Collection of Enterprise Income Tax issued by State Administration of Taxation. According to Circular Shengguoshuihan [2007] No.223, enterprises located in the city of Shenzhen with registered capital less than RMB100,000 can apply the deemed profits methodology upon approval by the in-charge tax bureau. According to Circular Guo Shui Fa [2008] No.30, entities that fall under any of the following circumstances could be subject to the deemed profit methodology to determine the enterprise income tax:

1.               An entity that is permitted not to set up the accounting books in accordance with relevant laws and administrative regulations;

2.               An entity that does not set up the accounting book as required by the relevant laws and administrative regulations;

3.               An entity that intentionally destroys its accounting books or refuses to provide tax filing materials;

4.               An entity that has set up the accounting book, but the accounting book is difficult to review because the journal entries are unorganized or the supporting documents for cost, revenue or expenses are incomplete;

5.               An entity that incurs a tax obligation but does not make the tax filing within the prescribed time limits as required by the tax authorities; or

6.               An entity that has filed a tax calculation basis that is obviously lower than the average industry level without proper reasons.

Shenzhen Yikechuanghui Technology Co., Ltd. (“Yikechuanghui”), Shenzhen Douwan Network Technology Co., Ltd. (“Shenzhen Douwan”) and Shenzhen Qilewuxian Software Development Co., Ltd. (“Qilewuxian”) have applied the deemed profits methodology according to Circular Shengguoshuihan [2007] No.223 since their incorporation based on the approval obtained from their respective in-charge tax bureau. Starting from July 1, 2011 and January 1, 2012, respectively, Yikechuanghui and Shenzhen Douwan ceased to apply the deemed profits methodology when they no longer met the criteria to apply the deemed profits methodology.  In addition, Qilewuxian is in the process of ceasing its application of the deemed profits methodology.  None of the Company’s other PRC subsidiaries is working towards meeting the criteria that must be met to use the deemed profit calculation. The Company has revised the disclosures on page 43 accordingly.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 14. Income Taxes. page F-97

13.                               We note your revised disclosure. Please revise further to include the aggregate dollar and per share effects of the tax holiday you describe for the three months ended March 31, 2012. We refer you to SAB Topic 11.C.

In response to the staff’s comment, the Company has revised its disclosure on page F-97 to include the aggregate dollar and per share effects of the tax holidays obtained by Huiyou for the three months ended March 31, 2012.

*              *              *

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

David T. Zhang
of Kirkland & Ellis

Enclosures

cc:                                 Hendrick Sin, Director, China Mobile Games and Entertainment Group Limited
Ken Chang, China Mobile Games and Entertainment Group Limited
Benjamin Su, Esq., Kirkland & Ellis International LLP
Ringo Choi, Partner, Ernst & Young Hua Ming